UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
No Act
P.E. 12-9-02

January 13, 2003

George A. Koeck
General Counsel and Corporate Secretary
Otter Tail Corporation
3203 32nd Avenue S.W.
Suite 110, P.O. Box 9156
Fargo, ND 58106-9156

Act 1934
Section
Rule 14A-8
Public Availability 1-13-2003

Re: Otter Tail Corporation
Incoming letter dated December 9, 2002

Dear Mr. Koeck:

This is in response to your letter dated December 9, 2002 concerning the shareholder proposal submitted to Otter Tail by Madeline Davis, Arthur Kolle and Jacob B. Lillestol. We also received a letter from the proponents dated December 17, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Madeline Davis
632 West Fir #208
Fergus Falls, MN 56536

Arthur Kolle
906 E. Mt. Faith
Fergus Falls, MN 56537

Jacob B. Lillestol
1400 South Cascade Street
Fergus Falls, MN 56537

OTTERTAIL CORPORATION

Fargo office:
3203 32nd Avenue S.W.
Suite 110, P.O. Box 9156
Fargo, ND
58106-9156
Fax: 701-232-4108

Fergus Falls office:
215 S. Cascade Street
P.O. Box 496
Fergus Falls, MN
56538-0496
Fax: 218-998-3165

1-866-410-8780 • www.ottertail.com

Reply to Fargo office
Direct: 701-45[illegible]567

December 9, 2002

VIA FEDEX

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of **Madeline Davis, Arthur E. Kolle, and Jacob B. Lillestol**

Ladies and Gentlemen:

Otter Tail Corporation, a Minnesota corporation (the "Company"), has received a shareholder proposal dated November 27, 2002 (the "Proposal") from Madeline Davis, Arthur E. Kolle, and Jacob B. Lillestol (the "Proponents") for inclusion in the Company's proxy statement for its 2003 annual meeting of shareholders (the "2003 Annual Meeting"). We believe the Company properly may omit the Proposal from its proxy materials for the 2003 Annual Meeting for the reasons discussed below. We respectfully request confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials in reliance upon Rule 14a-8(i)(3), Rule 14a-8(i)(7) or Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed on the Company's behalf are six copies of each of (i) the Proposal and (ii) this letter, which sets forth the grounds on which the Company proposes to omit the Proposal from its proxy materials. Also enclosed is an additional copy of this letter, which we request to have file stamped and returned in the enclosed postage-prepaid envelope, and copies of correspondence related to the Proposal. As required by Rule 14a-8(j), a copy of this letter also is being sent to each of the Proponents as notice of the Company's intention to omit the Proposal from the Company's definitive proxy materials.

A. <u>The Proposal</u>

The Proposal requests that the Company's Board of Directors "act immediately to search and hire an outside firm that has impeccable business credentials and skills to:

1. Review all accounting records regarding acquisitions in the past 10 years. (Are the Goodwill numbers accurate?)

2. Report their findings to the Board of Directors

FURTHER:

3. The Board of Directors send each stockholder a complete report on the findings and the action they have taken, if any is needed

4. All of the above to be accomplished by July 1, 2003."

B. Background

The Company's electric utility operations have been its primary business since the Company's incorporation in 1907. Since 1990, the Company has pursued a strategy of diversification and, as part of that strategy, has acquired businesses in other segments. In connection with these acquisitions, the Company has recorded goodwill on its consolidated financial statements. Such goodwill has been accounted for and reported in compliance with generally accepted accounting practices ("GAAP").

The majority of the Company's intangible assets consist of goodwill associated with the acquisition of subsidiaries. In June 2001 the Financial Accounting Standards Board ("FASB") approved the issuance of Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations entered into subsequent to June 30, 2001 be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized, but tested for impairment on an annual basis. Intangible assets with finite useful lives will be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company adopted SFAS No. 141 effective as of July 1, 2001, and SFAS No. 142 effective as of January 1, 2002. Adoption of these statements did not have a material effect on the Company's consolidated financial statements. SFAS No. 142 required that the Company perform an assessment of goodwill impairment as of the date of adoption. As disclosed in the Company's filings with the Commission, the Company determined that as of January 1, 2002, goodwill was not impaired and therefore no write-off was necessary. At least annually, the Company performs impairment tests for goodwill and intangible assets in the indefinite lives in accordance with the provisions of SFAS No. 142.

C. Reasons for Omission

The Company believes that the Proposal properly may be omitted from the Company's proxy materials for the 2003 Annual Meeting because the Proposal (i) relates to the conduct of the ordinary business operations of the Company (Rule 14a-8(i)(7)), (ii) the Company has already substantially implemented the proposal (Rule 14a-8(i)(10)), and (iii) inclusion of the proposal in the Company's proxy statement would violate the proxy rules, including Rule 14a-9 (Rule 14a-8(i)(3)).

1. The Proposal relates to the conduct of the ordinary business operations of the Company.

Rule 14a-8(i)(7) provides that a shareholder proposal may be omitted if the proposal deals with a matter relating to the company's ordinary business operations. The Proposal, if implemented, would require the Company to hire an outside consultant to conduct a review of the Company's accounting practices, and provide information to the stockholders regarding the findings of such a review.

The Company has accounted for and reported goodwill pursuant to and in compliance with GAAP, and an independent public accountant has audited the Company's consolidated financial statements annually. The Proposal, if implemented, would require a review of the Company's accounting practices and a report of the findings of such a review that goes beyond the scope of what is required by GAAP or by the disclosure standards under applicable law. The Staff has consistently concurred that shareholder proposals related to a company's general accounting practices or choice of accounting methods are excludable, because a company's general accounting practices and choice of accounting methods relate to the conduct of ordinary business operations. See, e.g., Travelers Group Inc. (available March 13, 1998) (dealing with the accounting for and reporting of derivative financial instruments); Potomac Electric Power Company (available March 1, 1991) (dealing with proposal to amend historic financial statements and establish a "contingent liability account"); General Motors Corp. (available March 10, 1989) (dealing with proposal that profits, adjusted for inflation, be the primary basis for reporting); Santa Fe Southern Pacific Corp. (available January 30, 1986) (dealing with proposal to provide financial statements on a current cost basis); Arizona Public Service Co. (available February 22, 1985) (dealing with proposal related to the preparation of report containing information beyond that currently reported); and Pittsburgh and West Virginia Railroad (available March 19, 1984) (dealing with proposal to require reevaluation of properties for purposes of establishing fair market value). The Staff also expressed this position in its 1980 Report on Corporate Accountability, where it stated that accounting practices are "typical subjects which have been held to be ordinary business." See Securities and Exchange Commission Staff Report on Corporate Accountability, at B 72 (September 4, 1980).

Furthermore, the Proposal, if implemented, would require the hiring of an outside firm that has "impeccable business credentials and skills" to review the Company's accounting practices. In addition to creating a standard that is difficult to ascertain, this portion of the Proposal clearly encroaches on the ordinary business operations of the Company. The Staff has previously indicated that the hiring of outside consultants to determine the value of a company's assets is a matter that relates to the conduct of ordinary business operations of a company and is, therefore, excludable pursuant to Rule 14a-8(i)(7). See, e.g., General Motors Corporation (available March 15, 1990) (dealing with proposal to apply special external audits/appraisal of a corporation's assets, which was held to be ordinary business operations); and General Motors Corporation (available March 30, 1988) (dealing with proposal to engage outside agency to determine value of corporate assets, which was determined to be ordinary business operations). See also, e.g., The Goodyear Tire and Rubber Company (available January 28, 1991) (dealing with the hiring of an independent consultant to study customer and shareholder relations and the evaluation of management).

2. *The Company has already substantially implemented the Proposal.*

We further believe that the Proposal may be excluded under Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal. The Proposal, if implemented, would require the Company to review its accounting policies by hiring an outside firm with "impeccable business credentials and skills" to conduct such a review. The Company's accounting practices, including those related to acquisitions and accounting for goodwill, are already reviewed and monitored by the Company's independent auditors, who are appointed each fiscal year by the Audit Committee of the Company's Board of Directors subject to shareholder ratification. The independent auditors are required to report to the Company, and ultimately to the Commission, any improper accounting practices they identify during their audit. See Section 10A(b) of the Securities Exchange Act of 1934. As part of their audit of the Company's financial statements, the Company's current independent auditors, Deloitte & Touche LLP, have reviewed and will continue to review the Company's assessment of goodwill impairment under SFAS No. 142.

The Company's accounting practices also are reviewed and monitored directly by the Audit Committee and the Company's senior management. The Company maintains accounting systems and internal accounting controls designed to provide reasonable assurances that assets and transactions are accounted for and reported in a manner that allows the Company to prepare its financial statements in compliance with GAAP and the disclosure standards required by applicable law, including Section 13(b)(2) of the Securities Exchange Act of 1934. The internal accounting systems are supported by written policies and procedures and the use of qualified and continuously trained personnel.

Accordingly, the Proposal, if implemented, would require the Company to establish a review process that would be wholly duplicative of the work already performed by the Company's independent auditors and undertaken internally by the Company. The Staff has repeatedly concurred that proposals that are duplicative of a company's actual and substantive practices are excludable under Rule 14a-8(i)(10), because such proposals have already been substantially implemented. See, e.g., Honeywell International Inc. (available February 29, 2000) (dealing with a proposal substantially implemented because company had processes in place to review whether management used particular improper accounting practices); Columbia/HCA Healthcare Corp. (available February 18, 1998) (dealing with proposal substantially implemented because company had in place a committee to investigate fraud); The Limited, Inc. (available March 15, 1996) (dealing with proposal substantially implemented because company had compliance program for foreign supplier standards); and Louisiana-Pacific Corp. (available March 18, 1994) (dealing with proposal substantially implemented because company had established a committee to investigate environmental law compliance).

3. Inclusion of the Proposal in the Company's proxy statement would violate the proxy rules.

Rule 14a-9 prohibits (a) the inclusion with proxy materials of statements that are false or misleading, and (b) the omission from proxy materials of material facts that are necessary to avoid making statements included in proxy materials false or misleading. Rule 14a-8(i)(3) permits the exclusion from proxy statements of shareholder proposals that would violate the Commission's proxy rules. For purposes of Rule 14a-9, the Commission considers "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" to be misleading. See note (b) to Rule 14a-9.

We believe that the Proposal, including its supporting statements, is false and misleading in that it falsely and without factual foundation insinuates and implies (a) improper or illegal conduct by the Company's management and Board of Directors, and (b) collusion by and between the Company and its present independent auditors.

The Proposal makes the following statements:

"In the past year there have been numerous reports of collusion in corporate America between management's (sic) and their outside auditors. The list of companies is long and growing. The accounting industry has lost their credibility as these (sic) were supposedly done under strict accounting guidelines.

. . ..

The Firm of Deloitte and Touche (and previous names) has been our outside auditor for over 35 years.

The office of the Chief Financial Officer (CFO) is responsible to supply company financial information to those auditors. Current CFO Kevin Moug and former CFO and current Board of Director member Dennis Emmen were both employees of that firm. Mr. Emmen currently serves on the Board of Directors appointed Audit Committee. He actually worked on Otter Tail audit (sic) for several years during his employment with them.

Because of this long term relationship and the importance that our assets are fairly stated,

BE IT RESOLVED…."

Read together these statements clearly impugn the character, integrity and personal reputation of the Company's Chief Financial Officer, Mr. Moug, its director, Mr. Emmen, and its independent accountants, Deloitte & Touche LLP, and allege improper or illegal conduct and associations by suggesting that the parties named in the Proposal have not maintained their independence or upheld their obligation to comply with established standards of financial reporting and auditing and have failed to comply with their fiduciary duties. The Proponents do so without providing any factual basis for those allegations. The Staff has repeatedly excluded shareholder proposals that impugn the character, integrity or personal reputation of a company's directors. See, e.g. The Swiss Helvetia Fund, Inc. (available April 3, 2001) (dealing with proposal that implied that the directors breached their fiduciary duties); Phoenix Gold International, Inc. (available November 21, 2000) (dealing with proposal suggesting that directors are not independent); and CCBT Bancorp, Inc. (available April 20, 1999) (dealing with proposal that suggested that directors breached their fiduciary duties).

Based on the foregoing, we believe that the Company may omit the Proposal from its proxy materials for its 2003 Annual Meeting, and we respectfully request that the Staff concur in our view that the Proposal may be excluded under Rule 14a-8(i)(7), Rule 14a-8(i)(10), or Rule 14a-8(i)(3), and confirm it will not recommend any enforcement action if the Proposal is omitted from the Company's proxy materials.

If you have any questions or comments regarding this filing, please contact the undersigned at (701) 232-4225.

Thank you for your consideration.

Sincerely,

George A. Koeck
General Counsel and Corporate
Secretary

Enclosures

cc: Gerald S. Benson (w/out encl.)
Madeline Davis (w/out encl.)
Arthur E. Kolle (w/out encl.)
Jacob B. Lillestol (w/out encl.)
Duane C. Olson (w/out encl.)
Ken Oxtra (w/out encl.)

November 27, 2002

Mr. George Koeck, Corporate Secretary
Otter Tail Corporation
Box 496
Fergus Falls, MN 56538-0496

VIA CERTIFIED MAIL

Dear Mr. Koeck:

Subject: Stockholder proposals for 2003 annual meeting

This is in response to your letter to us of November 25, 2002 regarding only one proposal allowed by any stockholder or group.

I have canvassed the 5 additional proponents and we have decided to split the group with:

Mr. Kolle, Mrs. Davis and myself submitting the *Goodwill* proposal.

Mr. Olson, Mr. Oxtra and Mr. Benson submitting the *Option expensing* proposal.

To that end we jointly and severally have agreed to have the appropriate signatures removed from the resolutions as applicable.

These have been accomplished so we are again submitting the proposals according to our action.

We believe these are now in accordance with SEC and other regulations and they are in proper order for inclusion in the Proxy Statement.

If that is not the case, we are assuming you will provide us with relevant information within the prescribed time frame. Unless we hear from you we will consider that issue closed.

Yours very truly,

Jacob B. Lillestol

Enc. 2 (2003 proposals)

Koeck - 2002 #2

Shareholder Proposal:

Whereas: Earnings per share are important benchmarks for company evaluation. The Retained Earnings are a synopsis of management's stewardship over the life of a corporation.

As Otter Tail Corporation has purchased numerous companies in the past few years they paid more that the actual book value for a going concern. This is sometimes called ,"Blue Sky". These overpayments are recorded in financial records: Goodwill as an Asset and Retained Earnings is part of Capitalization. In Otter Tail's case these Goodwill assets are amortized (reduced down) for up to 40 years.

The 1992 Annual Report stated concerning the Goodwill amount, "..*The acquisitions would have had no significant pro forma effect on the Company's operating revenues, net income, or earnings per share for 1992, 1991, and 1990"* . The Retained Earnings was $78 million.

In the 2001 annual report, at year-end 2001, Goodwill amounted to $48.2 Million and Retained Earnings were $154.6 Million - Goodwill now represented 31% of that total.

As of June 30, 2002, Goodwill has increased almost $10 Million to $57.7 Million and Retained Earnings are at $161.6 Million. In just 6 months Goodwill has risen to almost 36% of Retained Earnings.

In the past year there have been numerous reports of collusion in corporate America between management's and their outside auditors. The list of companies is long and growing. The accounting industry has lost their credibility as these were supposedly done under strict accounting guidelines

Otter Tail Corporation financial numbers have always been taken at face value.

However, the company is fast changing and how the above numbers are accounted for are of great concern and crucial to the actual financial health of the company.

And Whereas: The firm of Deloitte and Touche (and previous names) has been our outside auditor for over 35 years.

The office of the Chief Financial Officer (CFO) is responsible to supply company financial information to those auditors. Current CFO Kevin Moug and former CFO and current Board of Director member Dennis Emmen were both employees of that firm. Mr. Emmen currently serves on the Board of Directors appointed Audit Committee. He actually worked on the Otter Tail audit for several years during his employment with them.

Because of this long term relationship and the importance that our assets are fairly stated,

BE IT RESOLVED:

That the Board of Directors act immediately to search and hire an outside firm that has impeccable business credentials and skills to:

1. Review all accounting records regarding acquisitions in the past 10 years.
   (Are the Goodwill numbers accurate?)

2. Report their findings to the Board of Directors

FURTHER:

3. The Board of Directors send each stockholder a complete report on the findings and the action they have taken, if any is needed

4. All of the above be accomplished by July 1, 2003.

Same reports be sent to the SEC and the regulatory jurisdictions in South Dakota, North Dakota and Minnesota.

Shares held	Stockholder
~~[illegible]~~	~~Gerald Benson 32,449 260th Avenue Erhard, MN 56534~~
5	Madeline Davis 632 West Fir, #208, Fergus Falls, MN 56536
1400	Arthur Kolle 906 E. Mt. Faith, Fergus Falls, MN 56537
5	Jacob Lillestol 1400 South Cascade Street, Fergus Falls, MN 56537
~~[illegible]~~	~~Duane Olson 8350 49th St. NE, Devils Lake, ND 58301~~
~~350~~	~~Ken Oxtra 606 3rd St. SE, Jamestown, ND 58401~~

December 17, 2002

RECEIVED
2002 DEC 19 PM 4:18
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549

Subject: **Otter Tail Corporation (OTTR)**
Letter (dated December 9, 2002) to you from OTTR Secretary George A. Keock w/attachment of our proposal

Ladies and Gentlemen:

In his emotional/factual letter Mr. Kopeck suggests our proposal should be omitted from company materials because it is in the normal course of business. That logic could be used for everything a company does in the most liberal interpretation of law.

At the conclusion of my letter I will make some relevant comments concerning the drafting of his letter.

Regarding our proposal, however, he states the Goodwill numbers have been recorded according to generally accepted accounting standards. So were all the numbers in Enron, Tyco, etc. and the various scandals that have been reported in the last 2 years. Like Otter Tail, the coziness between the corporation and their accounting firm was well documented. I am an accountant and how expenses, assets, including Goodwill, and depreciation are recorded leaves much leeway for interpretation. An accountant fresh out of college knows that.

His citing that the company is using current accounting standards is of limited merit when you consider that over one-third of Retained Earnings is being weighed and evaluated by their interpretation. These numbers are significant. For his argument he states that the independent auditors are appointed and the Audit Committee of the Board of Directors oversees those numbers. Who has been a director and on the audit committee for years? A former Deloitte & Touche accountant, as we noted.

Secondly, he quotes a number of cases where the SEC made a decision in favor of the company for a variety of reasons. Review the dates of those SEC decisions, many dating back to 1984 and the majority being in the 1980's. I would strongly suggest that in the current corporate climate if these cases were revisited the decision would be different.

This past summer The Congress passed the Sarbanes Bill which related to conflict of interest. I am sure other new legislation has been passed and volumes are being reviewed as I write this. To use old data to support his view would be of little value today.

In reviewing shareholder proposals from a number of corporations such as G. E., Citigroup, AT&T, Ford and a host of others, we see proposals made by Evelyn Y. Davis (a person I am sure you are very familiar with), various trade unions, numerous charities and religious organizations and ordinary stockholders.

Their proposals are very often philosophical in nature such as overseas child labor, political support, doing business in certain countries. These basically have no effect on earnings or assets. Other proposals are very company specific having to do with "poison pills", golden parachutes, executive compensation and benefits, director selection and matters of that nature.

Our proposal has much greater significance that any of them as the basic asset value of the corporation is at stake. If issues such as that aren't available for question by the average stockhholder, who is our advocate and ombudsman? I believed the SEC fulfilled that role.

Mr. Koeck also states that our proposal would be duplicative because they already have those reviews in place. In the business world the whole consulting industry exists because a company wants to review their decisions by having an independent outsider check what judgments they have made. The greater the risk the greater the need for that review. Billions are being spent annually for just that reason. We are saying that in addition to the company and its auditors having this review, we feel it is imperative that the stockholders have confidence in these numbers and the results sent to us. Repeating what I noted earlier, the cases he cites are ancient as far as the fast changing legal and accounting world is concerned.

Mr. Koeck makes quite an issue about the integrity of the corporation/accountants. He far overstates his point on that matter. Our contention is that we want to have an independent review. We would want that regardless of who is involved. We mention the close relationship that exists and is newsworthy in today's business climate. Companies are making great strategy changes right now to eliminate that very thing. Also, we stated in our proposal and he did not include in his argument, **"Otter Tail Corporation numbers have always been taken at face value."** Also, it is the appearance of conflict of interest that is so relevant today

Lastly, let me comment on the very content of Mr. Koeck letter as it is another example of the interlocking of company management and their outside close relationships. As you and I both realize, the scope of Mr. Koeck's legal skills are not up to the evidence in his letter so someone else supplied the facts for his signature. I did this numerous times in my career.

Who actually did this work? Last year we had a proposal that was not included in the Proxy Statement and your office concurred that they could leave it out. The person representing Otter Tail Corporation sent her letter to you dated December 7, 2001. It was Sara Methner of the firm of **Dorsey & Whitney.** My contention is that she did the same research this year and the company thought it would be better if it came under the signature of Mr. Koeck this time.

Why is this significant? Thomas Brown, long time director of Otter Tail Corporation was the **Dorsey and Whitney** principal in charge of the Otter Tail account for at least 25 years. Does that make for another close relationship?

How many companies today looking for new directors would search their accounting and legal firms for candidates? The appearance of conflict of interest is avoided at all costs by alert management's.

For the reasons I have outlined above I would ask that you consider the current corporation environment existing in America today. Also the magnitude of the stake involved in the **Goodwill** numbers and concur that our proposal is a valid one and should be included in the Proxy Material.

If you have any questions or comments, please call me at (612) 736-3548.

For our stockholders, I remain,

Sincerely,

Jacob B. Lillestol

Jacob B. Lillestol

cc: Koeck
other proponents

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 13, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Otter Tail Corporation
Incoming letter dated December 9, 2002

The proposal requires the board of directors to (1) hire an outside firm to review all accounting records regarding acquisitions in the past 10 years and report those findings to the board; and (2) provide shareholders with a complete report on the findings and the actions taken by July 1, 2003.

There appears to be some basis for your view that Otter Tail may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e. review of the choice of accounting methods). Accordingly, we will not recommend enforcement action to the Commission if Otter Tail omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Otter Tail relies.

Sincerely,

Alex Shukhman
Attorney-Advisor